Exhibit 99.2

Triterras Signs Letter of Intent to Acquire Invoice Bazaar

Transaction to enhance capabilities of supply chain module on Kratos platform by integrating with established invoice funder in Middle East region

Singapore, March 11, 2021 – Triterras Inc. (Nasdaq: TRIT, TRITW) (“Triterras” or the “Company”), a leading fintech company for trade and trade finance, today announced that it has signed a letter of intent to acquire Invoice Bazaar with operations in UAE and offices in Dubai and India. Subject to satisfactory completion of due diligence, the transaction is scheduled to close on or around April 30, 2021. Following the close of the transaction, Invoice Bazaar will continue to operate under its current brand under the Triterras umbrella.

Founded in 2016 by a team of commercial bankers with prior experience from Citigroup specializing in regional Supply Chain Finance in the Middle East, Invoice Bazaar is an established provider of supply chain finance services in the Gulf Cooperation Council markets and operates a leading platform for supply chain finance, accounts receivable financing and e-commerce vendor financing serving multi-national corporations and small and medium size enterprises (SMEs) alike in the Middle East region. Assuming execution of binding definitive agreements, we expect that Invoice Bazaar will assist us in operating and building the customer base of our “Supply Chain Finance” module and that we will acquire certain related intellectual property rights which we plan to integrate into the Kratos platform.

Invoice Bazaar also has strong network with local banks in the UAE.

“We are excited to partner with such an exceptional team and accelerate several of our growth goals,” said Triterras Chairman and CEO Srinivas Koneru. “This transaction establishes a strategic presence for us in the Middle East with a UAE approved regulatory structure already in place, allowing us to operate immediately upon closing. Over time, we anticipate integrating Invoice Bazaar’s leading supply chain finance capabilities into our Kratos ecosystem.

“In addition, Invoice Bazaar brings to us a robust origination pipeline with enterprise-level clients,” continued Koneru. “With each of Triterras and Invoice Bazaar possessing deep networks within our respective markets and offerings, we anticipate many potential synergies will emerge once we are fully integrated.”

“We are grateful for the confidence that the Triterras team has placed in us. We believe that with this transformative transaction, Triterras’ strong lender relationships in the global marketplace combined with our enterprise relationships will enable us to deploy innovative Receivables and Supply Chain Finance solutions across the Middle East market,” said Invoice Bazaar co-founder and CEO Anand Nagaraj. “From the beginning of our discussions, it was clear that we had an aligned mission: to digitize a centuries-old form of finance in much need of modernization. Our combination leads us closer to that goal.”

“Triterras’ award-winning Kratos platform and global network of trader and lender relationships will allow Invoice Bazaar to offer substantially more financial resources and value-added services to our clients and suppliers. We are thrilled at the prospects ahead for our team,” said Nagaraj.

The addition of Invoice Bazaar’s Supply Chain Finance platform will supplement the Supply Chain Finance module currently in development on the Kratos platform. It is yet another expansion of capabilities for Triterras, having launched a Logistics Module in partnership with Seven Oceans in January, an Insurance Module in a partnership with Marsh in September and a strategic partnership with Western Union on cross border payment services on March 9, 2021.

The Kratos platform was recognized in December when the platform won the Singapore Founder category of the FinTech Awards issued by the Monetary Authority of Singapore.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest commodity trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

About Invoice Bazaar

Invoice Bazaar is a 5 year old Dubai based FinTech start-up which has developed a proprietary technology platform for offering Supply Chain Finance, Receivables Finance and Dynamic Discounting. Invoice Bazaar’s team has over 50 years of combined work experience across banking and technology in global organizations like Citi, HSBC and Goldman Sachs. The platform provides opportunity for large buyers to help their smaller suppliers by having their receivables paid early. Invoice Bazaar won the Middle East and North Africa Fintech of the year award at FinTech Abu Dhabi, the most prestigious fintech event in the region.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2020 (the “Form 20-F”) and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.
Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Cody Slach and Matt Glover

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:
Gregory Papajohn

Office of Corporate Communications

Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com